Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Three Months Ended March 31,
	2008	2007
Earnings:
Earnings before income taxes	$1,559	$1,466
Add back:
Fixed charges	172	131

Total earnings available for fixed charges	$1,731	$1,597

Fixed Charges:
Interest, capitalized and expensed	$154	$116
Interest component of rental payments	18	15

Total fixed charges	$172	$131

Convertible preferred stock dividends	—	—
Total fixed charges and preferred stock dividends	$172	$131

Ratio of earnings to fixed charges	10.1	12.2

Ratio of earnings to fixed charges and preferred stock dividends	10.1	12.2

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.